Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Net income (loss)	$183,086	$(617,589)	$456,631	$(1,778,896)

Preferred Stock dividend requirements	(7,985)	(7,134)	(23,695)	(21,246)

Net income (loss) attributable to common stockholders	$175,101	$(624,723)	$432,936	$(1,800,142)

Weighted average number of common shares outstanding	15,312,984	15,246,984	15,312,984	15,245,736

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	301,083	-	56,559	-

Dilutive Warrants outstanding for the Period	92,626	-	5,118	-

Weighted average number of common and equivalent shares outstanding	15,706,693	15,246,984	15,374,661	15,245,736

Net income (loss) per common share	$0.01	$(0.04)	$0.03	$(0.12)

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